UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on October 30, 2014

ROYAL DUTCH SHELL PLC
APPOINTMENT OF NEW CHAIRMAN
The Board of Directors of Royal Dutch Shell plc (the "Company") is pleased to announce the appointment of Charles O. Holliday as Chairman with effect from the conclusion of the 2015 Annual General Meeting ("AGM"), subject to his re-appointment as a Director of the Company by shareholders at the AGM.  Mr
Holliday will succeed Jorma Ollila who will step down from the Board with effect from the conclusion of the 2015 AGM having served as Chairman for nine years.
Chad Holliday was appointed as a Non-executive Director of the Company with effect from September 2010, and is currently Chairman of the Corporate and
Social Responsibility Committee and Member of the Remuneration Committee. He was
Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to
2009.  He is a member of the Board of Directors of Bank of America Corporation,
having previously served as Chairman up until September 2014, and is also a
Director of Deere & Company.
Commenting, Mr Ollila said, "I am delighted that the Board has appointed Chad
Holliday to succeed me as Chairman.  He has a distinguished track record as an international businessman and I am sure he is the right person to chair the
Board going forward after the 2015 AGM.
Chad Holliday commented "I am honoured to be appointed Chairman of this great company, and I look forward to working with Ben van Beurden and the whole Board to deliver the strategy."
October 30, 2014

Enquiries
Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: +31 70 377 4540
United States: +1 832 337 2034

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: October 30, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary